UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

A SPAC I Acquisition Corp.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G0542S106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. G0542S106	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON A SPAC (Holdings) Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,725,001
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,725,001
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.3%
12	TYPE OF REPORTING PERSON* OO(1)

(1)	A SPAC (Holdings) Acquisition Corp. is 100% owned by Claudius Tsang.

CUSIP No. G0542S106	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Claudius Tsang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,725,001
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,725,001
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 46.3%
12	TYPE OF REPORTING PERSON* OO(1)

(1)	A SPAC (Holdings) Acquisition Corp. is 100% owned by Claudius Tsang.

CUSIP No. G0542S106	13G/A	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

A SPAC I Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

A SPAC I Acquisition Corp.

Level 39, Marina Bay Financial Centre

Tower 2, 10 Marina Boulevard

Singapore, 018983

Item 2.

(a)	Name of Person Filing:

A SPAC (Holdings) Acquisition Corp.

Claudius Tsang

(b)	Address of Principal Business Office or if none, Residence:

c/o A SPAC I Acquisition Corp.

Level 39, Marina Bay Financial Centre

Tower 2, 10 Marina Boulevard

Singapore, 018983

(c)	Citizenship:

A SPAC I Acquisition Corp. – British Virgin Islands

Claudius Tsang – Hong Kong

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

G0542S106

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

A SPAC (Holdings) Acquisition Corp – 1,725,001 ordinary shares.

Claudius Tsang – 1,725,001 ordinary shares.

Claudius Tsang is the sole member of A SPAC (Holdings) Acquisition Corp and has voting and dispositive power over the securities owned by A SPAC (Holdings) Acquisition Corp.

Includes 1,725,000 Class A ordinary shares, and 1 Class B ordinary share. The Class B ordinary share will automatically be canceled at the time of the issuer’s initial business combination.

CUSIP No. G0542S106	13G/A	Page 5 of 6 Pages

(b)	Percent of Class:

A SPAC (Holdings) Acquisition Corp. – 46.3%;

Claudius Tsang – 46.3%.

The foregoing percentages are based on 3,726,472 ordinary shares outstanding as of January 4, 2024 as reported in the issuer’s proxy statement filed with the SEC on February 14, 2024.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

A SPAC (Holdings) Acquisition Corp – 1,725,001 ordinary shares;

Claudius Tsang – 1,725,001 ordinary shares.

(ii)	shared power to vote or to direct the vote:

A SPAC (Holdings) Acquisition Corp – 0 shares;

Claudius Tsang – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

A SPAC (Holdings) Acquisition Corp – 1,725,001 shares;

Claudius Tsang – 1,725,001 shares.

(iv)	shared power to dispose or to direct the disposition of:

A SPAC (Holdings) Acquisition Corp – 0 shares;

Claudius Tsang – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G0542S106	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

A SPAC (Holdings) Acquisition Corp.

By:	/s/ Claudius Tsang
Name: Claudius Tsang
Title: Sole Member

Claudius Tsang

/s/ Claudius Tsang